Exhibit 99.1

Innoviz Technologies Reports Full Year 2022 Financial
and Operational Results

Innoviz continued its progress towards 2023 series production launches, further expanded its customer pipeline, added a key automotive industry veteran as a senior advisor, and is in discussions to expand its program award with one of its largest customers

TEL AVIV, Israel, March 1, 2023 – Innoviz Technologies Ltd. (Nasdaq: INVZ) (the “Company” or “Innoviz”), a Tier-1 direct supplier of high-performance, solid-state LiDAR sensors and perception software, today provided commercial and strategic updates on its business, reported its financial results for the full year ended December 31, 2022 and announced 2023 operational and financial targets.

Management Commentary

“2022 was a fast-paced and exciting year at Innoviz,” said Omer Keilaf, CEO of Innoviz Technologies. “The march towards our first series production launch continues to move smoothly, and we expect unit volume growth from BMW and our shuttle program in the second half of 2023. Our RFI and RFQ pipeline continues to grow, and we are in advanced discussions to expand our program lineup with one of our largest customers. We will continue to focus on winning production level deals to deliver sustainable long-term revenue and drive enhanced shareholder value.”

Commercial & Strategic Updates

•
2023 Start of Production (SOP) remains on track – the Company believes that full production launches for Innoviz’s BMW and Shuttle programs remain on track, with volumes expected to increase in the second half of 2023.

•
Volkswagen program is on track and exploring additional business opportunities – the Company’s Volkswagen CARIAD program remains on track for a mid-decade launch and is progressing well. Furthermore, the Company is in advanced discussions that are exploring additional business opportunities with the Volkswagen Group.

•
Continued growth and expansion in its customer pipeline – during the fourth quarter the Company saw further growth in its customer RFI/RFQ pipeline, including the addition of a multi-million unit LiDAR RFI. The Company’s pipeline for potential LiDAR orders is now over 20 million LIDAR units, and the Company believes the 10-15 programs currently in the pipeline represent an estimated opportunity to quote non-recurring engineering (NRE) bookings in the range of $150 to $250 million.

•
Innoviz added Steven Schondorf as a senior strategic advisor – Schondorf is an experienced leader in automotive driver assistance systems, active safety, passive safety and safety electronics. He spent 30 years at Ford Motor Company, most recently as the Chief Engineer of ADAS Systems, Hardware and Features, where he was responsible for evaluating early-stage technologies and built the company’s system architecture and overall product strategy, including features like Ford’s BlueCruise hands-free driving system. Innoviz believes Schondorf’s expertise will help accelerate the Company’s evolution towards becoming a leading Tier 1 direct supplier of LiDAR to automotive OEMs around the world.

•
Innoviz 360 debuted at CES – in only one year, Innoviz progressed from announcing plans for a new 360-degree LiDAR at CES in January 2022 to exhibiting a full sample unit with a live point cloud at CES in January 2023. The Company has received significant customer interest relating to Innoviz 360 and it believes the market has a strong appetite for new solutions at Innoviz’s performance levels and price points.

Full Year 2022 Financial Results

Revenues in 2022 were $6.0 million, up 10% compared to revenues of $5.5 million in 2021. Innoviz sold a record number of LiDAR units in 2022, with unit volumes increasing 99% in 2022 as compared to 2021. The difference in the increase between volume and revenue growth in 2022 as compared to 2021 primarily exists due to non-recurring items from machinery and other revenues in 2021, coupled with the evolution of average selling prices (ASPs) as the Company transitions from selling early-stage sample units to higher volumes as it gets closer to launching series production.

Operating expenses in 2022 were $124.6 million, down 18% compared to operating expenses of $152.6 million in 2021. Operating expenses for 2022 included $19.3 million of share-based compensation compared to $64.7 million of share-based compensation in 2021. The year-over-year decrease in operating expenses was primarily due to the lower level of share-based compensation, partially offset by higher payroll expenses, InnovizTwo development costs, depreciation and facilities costs.

Research and development expenses in 2022 were $95.1 million, a slight increase from research and development expenses of $93.3 million in 2021. The increase was primarily attributable to higher payroll expenses and was partially offset by a decrease in share-based compensation, with 2022 share-based compensation of $12.0 million compared to $25.5 million in 2021.

Liquidity: Innoviz maintains significant liquidity with approximately $186.2 million in cash, short term deposits, short term restricted cash and marketable securities as of December 31, 2022.

Reviewing 2022 Targets

The Company is pleased to announce that it met or exceeded each of its targets for 2022:

•	The Company won two new series production awards in 2022, ahead of its stated goal of adding at least one.
•	The Company increased its forward-looking order book by +165% in 2022, ahead of its stated goal of +30%.
•	The Company announced participation in 14 pre-production programs, ahead of its stated goal of 10.

2023 Targets

The Company is establishing initial targets for 2023.

•	Win at least 2 new series production awards with new customers.
•	Win at least 1-2 additional programs with existing customers.
•	2023 revenues targeted in the range of $12-15 million and new NRE bookings targeted in the range of $20-40 million.

Conference Call

Innoviz management will hold a web conference today, March 1, 2023, at 9:00 a.m. Eastern time (6:00 a.m. Pacific time) to discuss commercial and strategic updates, financial results for the full year ended December 31, 2022 and 2023 operational and financial targets. Innoviz CEO Omer Keilaf and CFO Eldar Cegla will host the call, followed by a question-and-answer session. Steven Schondorf will join the call as a special guest.

Investors are invited to attend by registering in advance here. All relevant information will be sent upon registration.

A replay of the webinar will also be available shortly after the call in the Investors section of Innoviz’s website for 90 days.

About Innoviz Technologies

Innoviz is a global leader in LiDAR technology, working towards a future with safe autonomous vehicles on the world's roads. Innoviz's LiDAR and perception software "see" better than a human driver and reduce the possibility of error, meeting the automotive industry's strictest expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been selected by internationally recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit www.innoviz-tech.com

Join the discussion: Facebook, LinkedIn, YouTube, Twitter

Media Contact
Media@innoviz-tech.com

Investor Contact (US)	Investor Contact (Israel)
Rob Moffatt	Maya Lustig
VP, Corporate Development & IR	Director, Investor Relations
Innoviz Technologies	Innoviz Technologies
+1 (203) 665-8644	+972 54 677 8100
Investors@innoviz-tech.com	Investors@innoviz-tech.com

Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz’s products, the markets in which Innoviz operates, Innoviz’s forward looking order book and Innoviz's projected future results, including revenue and non-recurring engineering (NRE) bookings. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. “Forward-looking order book" is the cumulative projected future sales of hardware and perception software based on current estimates of volumes and pricing relating to a project. “NRE (Non-recuring Engineering) bookings” is booked services which may be ordered from Innoviz usually as part of a program design win and includes, among other things, application engineering, product adaptation services, testing and validation services, standards and qualification work and change requests (usually during the lifetime of a program). The commitment for a certain NRE is usually provided around the design win and may be paid based on milestones over the development phase of the project which may take a few years.

 Many factors could cause actual future events, and, in the case of our forward-looking revenue and NRE book, actual orders or actual payments, to differ materially from the forward-looking statements in this announcement including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders, the possibility that NRE would be set off against liabilities and indemnities, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive LiDAR technology and related industries. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz's annual report on Form 20-F filed with the SEC on March 30, 2022 and other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,
	2022	2021
	(Unaudited)	(Audited)

Revenues	$6,026	$5,466
Cost of revenues	(14,790)	(10,488)

Gross loss	(8,764)	(5,022)

Operating expenses:
Research and development	95,107	93,336
Sales and marketing	10,300	23,735
General and administrative	19,178	35,560

Total operating expenses	124,585	152,631

Operating loss	(133,349)	(157,653)

Financial income, net	6,802	4,378

Loss before taxes on income	(126,547)	(153,275)
Taxes on income	(325)	(284)

Net loss	$(126,872)	$(153,559)

Basic and diluted net loss per ordinary share	$(0.94)	$(1.54)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	135,224,312	102,859,891

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2022	2021
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$55,718	$23,640
Short term restricted cash	236	901
Bank deposits	80,684	230,483
Marketable securities	41,681	11,607
Trade receivables, net	1,762	513
Inventory	4,236	4,256
Prepaid expenses and other current assets	3,236	3,029
Total current assets	187,553	274,429

LONG-TERM ASSETS:
Marketable securities	7,840	38,289
Restricted deposits	2,543	-
Property and equipment, net	30,489	14,502
Operating lease right-of-use assets, net	26,927	-
Other long-term assets	81	-
Total long-term assets	67,880	52,791
Total assets	$255,433	$327,220

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$8,367	$5,764
Advances from customers and deferred revenues	4,082	196
Employees and payroll accruals	8,693	8,997
Accrued expenses and other current liabilities	7,572	6,708
Operating lease liabilities	3,720	-
Total current liabilities	32,434	21,665

LONG-TERM LIABILITIES:
Advances from customers and deferred revenues	61	4,517
Other liabilities	-	597
Operating lease liabilities	30,201	-
Warrants liability	720	1,639
Total long-term liabilities	30,982	6,753

SHAREHOLDERS' EQUITY:
Ordinary Shares of no-par value	-	-
Additional paid-in capital	703,851	683,764
Accumulated deficit	(511,834)	(384,962)
Total shareholders' equity	192,017	298,802
Total liabilities and shareholders' equity	$255,433	$327,220

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year Ended December 31,
	2022	2021
	(Unaudited)	(Audited)
Cash flows from operating activities:
Net loss	$(126,872)	$(153,559)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7,472	3,960
Remeasurement of warrants liability	(890)	(1,216)
Issuance cost allocated to warrants liability	-	1,830
Increase in accrued interest on bank deposits	(705)	(436)
Decrease in marketable securities	375	104
Share-based compensation	19,449	64,736
Realization of investment in non-marketable equity securities	-	(2,012)
Capital gain	(44)	-
Foreign exchange loss (gain), net	1,233	(577)
Decrease (increase) in prepaid expenses and other assets	(377)	620
Decrease (increase) in trade receivables, net	(1,249)	1,993
Decrease (increase) in inventory	20	(2,092)
Changes in operating lease assets and liabilities, net	6,530	-
Increase (decrease) in trade payables	1,082	(1,997)
Increase in accrued expenses and other liabilities	607	3,076
Increase (decrease) in employees and payroll accruals	(304)	3,469
Increase (decrease) in advances from customers and deferred revenues	262	(421)
Net cash used in operating activities	(93,411)	(82,522)
Cash flows from investing activities:
Purchase of property and equipment	(22,567)	(3,784)
Proceeds from sales of property and equipment	54	-
Investment in bank deposits	(79,500)	(375,047)
Withdrawal of bank deposits	230,000	145,000
Decrease (increase) in restricted deposits	(2,633)	56
Investment in marketable securities	-	(50,000)
Proceeds from sale of non-marketable securities	-	2,178
Net cash provided by (used in) investing activities	125,354	(281,597)
Cash flows from financing activities:
Cash received from Transactions, net of issuance cost	-	121,357
Issuance of ordinary shares, net of issuance cost	-	217,507
Proceeds from exercise of options	609	952
Repayment of loans	-	(2,638)
Net cash provided by financing activities	609	337,178
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,139)	716
Increase (decrease) in cash, cash equivalents and restricted cash	31,413	(26,225)
Cash, cash equivalents and restricted cash at beginning of the period	24,541	50,766
Cash, cash equivalents and restricted cash at end of the period	$55,954	$24,541